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Women-ledMinority-ownedBreakfast
Cakes and Pipers Bakery

Bakery

17980 Forest Road Suite H
Forest, VA 24551
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $5,000 invested.
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THE PITCH
Cakes and Pipers Bakery is seeking investment to to complete construction, buy equipment and supplies for our opening day.
Renovating LocationFirst LocationLease SecuredGenerating Revenue
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Cakes and Pipers Bakery provides quality French-inspired baked goods and wedding services to the greater Lynchburg and Forest area.

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OUR STORY

We serve croissants and bread but are not your typical French Bakery. Inspired by the great cafés of Paris, where conversation blooms and writers, artists, activists and intellectuals make their mark, we've made a conscious decision to slow things down. There's no wifi, no television and no 30-minute maximum for our tables. Come and stay awhile.

From Arletes to triple-chocolate brownies, our passion for baking can be tasted with every bite.
Our Cafe is purpose-built as a respite. A place to come and converse in the now.
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Customer Reviews

"Thank you for my daughter's amazing birthday cup cakes! she loved them and so did I! You have a true talent and creativity is amazing!" - Samantha Latham

"Oh. My. Gosh. The blueberry cinnamon roll was insane! It had the perfect ratio of filling to dough and the frosting on top wasn't too sweet. I am DEFINITELY going back. I can't wait until the storefront so I can make it a regular thing! We also tried a couple mini cakes that were absolutely scrumptious😋 This is a solid 5/5 from me!" - Hannah Bilodeau

"We had such a delicious weekend! I'm so glad I picked a variety of your baked goodness at the Forest Market.

We can't just pick one favorite! The bourbon pecan goodness, the black forest cake, the cinnamon roll, the baguette!!!! Hands down, best baked goods we've had...ever! Beats Quebec's patisseries, Europe's bakeries, and even my Grandmother's creations 😉 We are definitely going to be regulars and it will be so worth the drive from Bedford!"- Colleen O'Malley Weber

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INDUSTRY

Cakes and Pipers Bakery will join the baking and wedding industry. The food industry is still recovering from the pandemic that is current. However, as the economy recovers, the industry is showing signs of growth. A recent study showed that about 57% of consumers and more are shopping locally at small businesses in order to keep money close to home.

The target customers for Cakes and Pipers Bakery is local consumers, local businesses for wholesale, weddings, corporate and college special events.
Because Cakes and Pipers Bakery provides fresh in house baked goods as well as gluten free items we are able to service a wide range of products & services
Such as, wedding consultations, wholesale opportunities, bake gluten free bread, wedding cakes, and pies
Work closely with local farmers to ensure we use in season fruits and vegetables. Ship our baked goods across the continental United States.
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To grow the company, Cakes and Pipers Bakery will continue to: Network at wedding conferences, baking conferences, and virtual master classes. Secondly, establish a company website that contains engaging multimedia content about our services. Lastly, as the business grows, advertise in publications that reach our target industries

Cakes and Pipers Bakery will communicate with its customers by:
Meeting with local media within targeted communities. Using social media such as Twitter, YouTube, Facebook, and Instagram. Providing contact information on the company website
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THE TEAM
Sherwin Pilley
Head Baker

Owner and Head Baker of Cakes and Pipers.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $3,940
Product Inventory $1,860
Payroll $2,000
Rent $1,600
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $255,500 $281,050 $300,723 $315,759 $325,231
Cost of Goods Sold $50,000 $55,000 $58,849 $61,791 $63,644
Gross Profit $205,500 $226,050 $241,874 $253,968 $261,587

EXPENSES

Rent $19,200 $19,680 $20,172 $20,676 $21,192
Utilities $3,000 $3,075 $3,151 $3,229 $3,309
Salaries $68,000 $74,800 $80,035 $84,036 $86,556
Insurance $4,000 $4,100 $4,202 $4,307 $4,414
Equipment Lease $30,000 $30,750 $31,518 $32,305 $33,112
Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518
Legal & Professional Fees $10,000 $10,250 $10,506 $10,768 $11,037
Operating Profit $66,300 $78,270 $87,037 $93,263 $96,449
This information is provided by Cakes and Pipers Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
CP575Notice_1614307627549.pdf
Investment Round Status

Target Raise $10,000
Maximum Raise $29,000
Amount Invested $0
Investors 0
Investment Round Ends March 4th, 2022
Summary of Terms
Legal Business Name Cakes and Pipers Bakery
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $5,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 1%-2.9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1st, 2031
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Cakes and Pipers Bakery LLC's fundraising. However, Cakes and Pipers Bakery LLC may require additional funds from alternate sources at a later date.

Forecasted milestones

Cakes and Pipers Bakery LLC forecasts the following milestones:

Secure lease in Forest, VA by October 2021.

Hire for the following positions by November 2021: Assistant Baker, Boulangerie, Hostess

Achieve 330,000 revenue per year by 2023.

Achieve 113,900 profit per year by 2023.

Other challenges

Cakes and Pipers Bakery LLC has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

No guarantor

lack of working equipment

loss of previous real estate resulting in revenue loss

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cakes and Pipers Bakery LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Cakes and Pipers Bakery LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Cakes and Pipers Bakery LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Cakes and Pipers Bakery LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Cakes and Pipers Bakery LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Cakes and Pipers Bakery LLC's management or vote on and/or influence any managerial decisions regarding Cakes and Pipers Bakery LLC. Furthermore, if the founders or other key personnel of Cakes and Pipers Bakery LLC were to leave Cakes and Pipers Bakery LLC or become unable to work, Cakes and Pipers Bakery LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cakes and Pipers Bakery LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cakes and Pipers Bakery LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Cakes and Pipers Bakery LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Cakes and Pipers Bakery LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Cakes and Pipers Bakery LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Cakes and Pipers Bakery LLC's financial performance or ability to continue to operate. In the event Cakes and Pipers Bakery LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Cakes and Pipers Bakery LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Cakes and Pipers Bakery LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Cakes and Pipers Bakery LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Cakes and Pipers Bakery LLC will carry some insurance, Cakes and Pipers Bakery LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cakes and Pipers Bakery LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Cakes and Pipers Bakery LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Cakes and Pipers Bakery LLC's management will coincide: you both want Cakes and Pipers Bakery LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Cakes and Pipers Bakery LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Cakes and Pipers Bakery LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Cakes and Pipers Bakery LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Cakes and Pipers Bakery LLC or management), which is responsible for monitoring Cakes and Pipers Bakery LLC's compliance with the law. Cakes and Pipers Bakery LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cakes and Pipers Bakery LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Cakes and Pipers Bakery LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Cakes and Pipers Bakery LLC, and the revenue of Cakes and Pipers Bakery LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Cakes and Pipers Bakery LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Cakes and Pipers Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Cakes and Pipers Bakery isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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